Exhibit 99.1

Acergy S.A. Announces Fourth Quarter and Full Year Results

London, England – February 18, 2009 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), announced today results for the fourth quarter and audited accounts for the full year which ended on November 30, 2008.

Highlights

Following the Board’s decision to sell Acergy Piper the asset was held for sale at November 30, 2008. As the sole asset in the Trunkline segment, the results of this business are reported as discontinued operations. Prior period comparatives have been restated accordingly.

-	Revenue from continuing operations* for fiscal year 2008 increased 5% to $2,522.4 million (2007: $2,406.3 million)

-	Adjusted EBITDA( a) from continuing operations for fiscal 2008 increased 31% to $573.0 million (2007: $437.9 million); delivering an Adjusted EBITDA margin of 22.7% (2007: 18.2%)

-	Net income from continuing operations for fiscal 2008 more than doubled to $329.7 million (2007: $128.8 million)

-	Discontinued operations recorded a net loss of $22.5 million for fiscal year 2008 on revenue of $281.8 million.

-	Proposed dividend increased 5% to $0.22 per share, subject to shareholder approval

Jean Cahuzac, Chief Executive Officer, said:

“The operational and financial strength of Acergy is demonstrated by our 2008 results, backlog and strong balance sheet. We have performed well in our core businesses while continuing our long-term investment strategy in our assets and people. This puts us in a strong position to continue to deliver complex projects for our clients, and to capture opportunities in a challenging and volatile near-term business environment.”

Financial Summary

	Three Months Ended		Twelve Months Ended
In $ millions	Nov.30.08 Unaudited	Nov.30.07 Unaudited	Nov.30.08 Audited	Nov.30.07 Audited
Revenue from continuing operations	567.9	692.1	2,522.4	2,406.3
Gross profit	144.9	187.4	648.2	547.2
Net operating income	102.7	125.4	460.8	351.5
Income before income taxes	135.7	109.5	492.3	343.9
Taxation	(45.8)	(102.3)	(162.6)	(215.1)
Income from continuing operations	89.9	7.2	329.7	128.8
Net income / (loss) from discontinued operations	1.5	(36.5)	(22.5)	5.7
Net income / (loss) – total operations	91.4	(29.3)	307.2	134.5

Per share data (Diluted)
Earnings per share – continuing operations	$0.45	$0.02	$1.70	$0.63
Earnings / (loss) per share – discontinued operations	$0.01	$(0.19)	$(0.11)	$0.03
Earnings / (loss) per share – total operations	$0.46	$(0.17)	$1.59	$0.66
Weighted-average number of common shares outstanding (millions)	204.3	187.9	207.1	192.6

*	Revenue from continuing operations excludes revenue associated with the Trunkline segment, including the Mexilhao Trunkline Project in fiscal 2008 and 2007, which is classified as discontinued operations due to Acergy Piper, the sole asset in this segment, being an asset held for sale at November 30, 2008.

Operating Review

Fourth Quarter

Acergy Africa and Mediterranean – As expected, revenue from continuing operations for the fourth quarter was lower at $207.7 million (Q4 2007: $434.1 million) due to the planned dry-docks on the Acergy Polaris, Acergy Legend and Acergy Hawk during the quarter and some operational rescheduling on projects. Good progress was made on EPC2B, Block 15 and Agbami during the quarter. As a result of the high level of dry-docking activity net operating income from continuing operations for the quarter was $22.8 million (2007: $109.1 million) due to significantly lower activity levels of projects in offshore installation in the quarter.

Acergy Northern Europe and Canada – Revenue from continuing operations for the fourth quarter was $226.1 million (Q4 2007: $149.5 million) reflecting high levels of SURF, IMR and survey activity. Good progress was made on Marathon Volund, StatoilHydro Alve, Deep Panuke and Tyrihans subsea installation. Net operating income from continuing operations for the quarter was $65.4 million (2007: $13.4 million) driven by strong project performance, including StatoilHydro Alve, Deep Panuke and Tyrihans subsea installation and the recognition of a $33 million pension credit.

Acergy North America and Mexico – Revenue from continuing operations for the fourth quarter was $1.8 million (Q4 2007: $1.1 million) with net operating income from continuing operations for the quarter of $3.9 million (Q4 2007: net operating loss of $1.3 million) due to the contribution from the cross-regional project; Frade, which progressed on schedule.

Acergy South America – Revenue from continuing operations for the fourth quarter was $90.9 million (Q4 2007: $62.2 million) driven by strong revenue contribution from the Frade Project. The three ships on long-term service agreements to Petrobras achieved full utilisation outside of planned dry-docks. Net operating income from continuing operations for the quarter was $7.4 million (Q4 2007: $2.9 million) due to good performance on the Frade project and the ships on long-term service agreement.

Acergy Asia and Middle East – Revenue from continuing operations for the fourth quarter was $45.0 million (2007: $42.2 million) reflecting good progress on projects. Net operating income from continuing operations of $2.1 million (2007: net operating loss of $10.1 million) reflected good project performance, including successful project close-outs on Van Gogh and Liu Hua.

Full Year

Acergy Africa and Mediterranean – As expected, revenue from continuing operations for fiscal year 2008 was lower at $1,175.9 million (2007: $1,398.4 million) due to unusually high levels of planned dry-docks on Acergy Polaris, Acergy Legend and Acergy Hawk during the second half of the year. Good progress was made on major projects, EPC2B, Tombua Landana, and Block 15 and the successful completion of the Kizomba C Projects, Mondo and Saxi Batuque. As a result of the high level of dry-docking activity net operating income from continuing operations was $183.7 million (2007: $229.2 million) due to significantly lower activity levels of projects in offshore installation in the second half of the year.

Acergy Northern Europe and Canada – Revenue from continuing operations for fiscal year 2008 was $843.1 million (2007: $696.6 million) reflecting high levels of SURF, IMR and survey activity and high vessel utilisation of an increased capacity due to fleet expansion. Net operating income from continuing operations was $192.0 million (2007: $121.5 million) driven by strong project performance, including significant progress on Marathon Volund, Sage Hot Tap, Miskar and Tyrihans subsea installation and the recognition of a $33 million pension credit.

Acergy North America and Mexico – Revenue from continuing operations for fiscal year 2008 was $4.4 million (2007: $3.2 million) with net operating income from continuing operations of $10.5 million (2007: net operating loss of $5.2 million) due to the contribution from the cross-regional projects; PRA-1, which completed during the year and Frade, which progressed on schedule.

Acergy South America – Revenue from continuing operations for fiscal year 2008 was $320.1 million (2007: $202.0 million) driven by strong revenue contributions from SURF projects, PRA-1 and Frade. The three ships on long-term service agreements to Petrobras achieved full utilisation outside of planned dry-docks. Net operating income from continuing operations was $22.6 million (2007: net operating loss of $1.3 million) due to good performance on SURF projects and the ships on long-term service agreement.

Acergy Asia and Middle East – Revenue from continuing operations for fiscal year 2008 was $180.8 million (2007: $102.4 million) following the completion of the Vincent, Maari and Liu Hua Projects and good progress on other projects, including Pluto. Net operating income from continuing operations of $14.4 million (2007: net operating loss of $28.7 million) reflected good project performance and successful project close-outs. Sapura 3000 delivered a strong operational performance post delivery and completed the first offshore phase of the Kikeh Project for SapuraAcergy, our joint venture.

Share of results of associates and joint ventures

The fourth quarter contribution from associates and joint ventures was $26.0 million (2007: $5.0 million) reflecting strong contributions from NKT Flexibles and Seaway Heavy Lifting and a small positive contribution from the SapuraAcergy joint venture.

The full year contribution from associates and joint ventures was $63.0 million (2007: $31.5 million) reflecting strong contributions from NKT Flexibles and Seaway Heavy Lifting, partly offset by a loss from the SapuraAcergy joint venture.

Discontinued operations

Net income from discontinued operations for the fourth quarter was $1.5 million (Q4 2007: net loss of $36.5 million) due to the partial reversal of a previously recorded impairment charge on Acergy Piper more than offsetting the negative contribution from the Mexilhao Trunkline Project.

Net loss from discontinued operations for fiscal year 2008 was $22.5 million (2007: net income of $5.7 million) due to the negative contribution from Mexilhao Trunkline Project in Brazil, compared to positive contributions from the Eldfisk and Tyrihans Trunkline Projects in fiscal year 2007 and the partial reversal of a previously recorded impairment charge on Acergy Piper.

Asset Development

During the year, further rejuvenation dominated our fleet management programme. Acergy Viking and Skandi Acergy joined the fleet in the first and third quarters respectively, while Acergy Petrel was acquired during the second quarter. Sapura 3000 was delivered to our joint venture, SapuraAcergy during the third quarter.

Fiscal year 2008 was a year of an unusually high level of planned dry docks with nine vessels undertaking dry docks, including Acergy Polaris which completed a major seven month dry dock, including an extensive upgrade and life enhancement programme and successfully recommenced operations post year end.

Financial Review

Fourth Quarter

Revenue from continuing operations for the fourth quarter of 2008 was $568 million (Q4 2007: $692 million) reflecting strong SURF and IMR activity levels in the North and Norwegian Seas, higher SURF activity levels in Brazil and Asia Pacific, offset by lower activity levels in West Africa, due to planned dry-docks, particularly Acergy Polaris.

Gross profit was $145 million (Q4 2007: $187 million) reflecting good project execution during the quarter and the recognition of a $33 million pension credit, offset by the lower activity levels and fewer projects in installation phase in Africa.

Administrative expenses were $68 million (Q4 2007: $67 million) reflecting increased costs offset by movements in the US dollar.

Acergy’s share of results from associates and joint ventures increased significantly to $26 million (Q4 2007: $5 million), with good contributions from NKT Flexibles and Seaway Heavy Lifting.

The Adjusted EBITDA margin from continuing operations for the three months was 23.8% (Q4 2007: 21.7%). The Adjusted EBITDA margin from total operations for the three months was 18.9% (Q4 2007: 16.6%).

Other gains were $35 million (Q4 2007: Other losses $7 million) reflecting the effect of foreign exchange translation primarily on short-term intercompany balances.

Income before taxation from continuing operations for the fourth quarter was $136 million (Q4 2007: $110 million), reflecting good project execution, a good contribution from associates and joint ventures and the recognition of a $33 million pension credit, somewhat offset by the lower activity levels in Africa due to the planned dry dock programme.

Taxation for the quarter was $46 million (Q4: 2007: $102 million), reflecting an effective rate of 34%.

Net income from continuing operations for the fourth quarter was $90 million (Q4 2007: $7 million). Net income from total operations for the fourth quarter was $91 million (Q4 2007: net operating loss from total operations $29 million).

Full Year

Revenue from continuing operations for fiscal year 2008 was $2,522 million (2007: $2,406 million) due to strong SURF and IMR activity levels in the North and Norwegian Seas, significantly higher activity levels in Brazil and Asia Pacific, offset by lower activity levels in West Africa, driven by the planned dry-dock scheduling, particularly Acergy Polaris during the third and fourth quarters.

Gross profit was $648 million (2007: $547 million). Fiscal year 2008 saw an increase in the number of major projects in installation phase. The improvement in gross margin reflected the continued improvement in the volume and quality of project execution during the year and the recognition of a $33 million pension credit in Acergy Northern Europe & Canada, offset by slightly lower utilisation due to planned dry-docks.

Administrative expenses were $254 million (2007: $228 million) reflecting increased tendering levels, higher infrastructure costs in Brazil and movements in the US dollar.

Acergy’s share of associates and joint ventures increased significantly to $63 million (2007: $32 million), with strong contributions from NKT Flexibles and Seaway Heavy Lifting, offset by a loss on the SapuraAcergy joint venture.

The Adjusted EBITDA margin from continuing operations for the twelve months was 22.7% (2007: 18.2%). The Adjusted EBITDA margin from total operations for the twelve months was 19.4% (2007: 16.7%).

Other gains were $44 million (2007: $1 million) reflecting the effect of foreign exchange translation primarily on short-term intercompany balances.

Income before taxation from continuing operations for fiscal year 2008 was $492 million (2007: $344 million) reflecting good project execution, strong contribution from associates and joint ventures and the recognition of a $33 million pension credit.

Taxation for the twelve months was $163 million (2007: $215 million), reflecting an effective rate of 33%.

Net income from continuing operations for fiscal year 2008 was $330 million (2007: $129 million). Net income for total operations for fiscal year 2008 was $307 million (2007: $135 million).

The cash and cash equivalents position at the year end was $573 million (2007: $583 million). Deferred revenue, at the year end stood at $306 million (2007: $217 million).

At quarter end, Acergy S.A. held directly 11,258,758 treasury shares representing 5.78% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares.

The Board proposes to increase the dividend by 5% to $0.22 per share (2007: $0.21 per share), subject to shareholder approval at the Annual General Meeting.

Current Trading

Backlog for continuing operations as at November 30, 2008 was approximately $2.5 billion, of which $1.4 billion is expected to be executed in fiscal year 2009.

In $ millions as at:	Nov.30.08	Aug.31.08	Nov.30.07
Backlog (1)	2,511	3,038	2,832
Pre-Backlog (2)	149	176	366

(1)	Backlog excludes amounts related to discontinued operations of Nov.30.08: $114 million, Aug.31.08: $243 million, Nov.30.07 $343 million.
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Outlook

The macro drivers for our business are global growth in demand for energy and the needs of our clients to access reserves, often in more difficult environments. Recent global economic conditions have created a more challenging short-term market and reduced near-term visibility but the medium and long-term fundamentals of our business remain robust. We therefore expect to see short-term volatility but we remain encouraged by the ongoing discussions with clients in West Africa and other parts of the world.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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(a) Adjusted EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as endorsed for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the group’s liquidity. The reconciliation of the group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to discussions with clients in West Africa and other parts of the world, expectations as to our future growth, statements as to expectations regarding our backlog and pre backlog and statements contained in the “Outlook” section, including statements as to the macro drivers for our business continuing to drive the need to develop further reserves, management’s confidence that delayed projects will be awarded and the medium and long-term fundamentals for our business remain robust.. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Conference Call Information			Replay Facility Details
Lines will open 30 minutes prior to conference call.			A replay facility will be available for the following period:

Date: Wednesday February 18, 2009			Date: Wednesday February 18, 2009
Time: 3.00pm UK Time			Time: 4.30pm UK Time

Conference Dial In Numbers:			Date: Tuesday February 24, 2009

UK Toll Free	:	0800 694 0257	Time: 4.30pm UK Time
USA Toll Free	:	1 866 966 9439
France	:	0805 632056	Conference Replay Dial In Number:
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International Dial In	:	+44 (0) 1452 561 394	Passcode : 83186570#

Passcode : 83186570#

Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

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- Tables Follow -

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Twelve Months Ended
	November 30, 2008 Unaudited	November 30, 2007 Unaudited	November 30, 2008 Audited	November 30, 2007 Audited
Revenue from continuing operations	567.9	692.1	2,522.4	2,406.3
Operating expenses	(423.0)	(504.7)	(1,874.2)	(1,859.1)

Gross profit	144.9	187.4	648.2	547.2

Administrative expenses	(68.3)	(67.1)	(253.8)	(227.6)
Net other operating income/(loss)	0.1	0.1	3.4	0.4
Share of results of associates and joint ventures	26.0	5.0	63.0	31.5

Net operating income from continuing operations	102.7	125.4	460.8	351.5

Investment income	4.3	7.7	17.9	30.8
Other gains and losses	34.9	(6.9)	44.1	0.6
Finance costs	(6.2)	(16.7)	(30.5)	(39.0)

Income before taxes from continuing operations	135.7	109.5	492.3	343.9

Taxation	(45.8)	(102.3)	(162.6)	(215.1)

Income / (loss) from continuing operations	89.9	7.2	329.7	128.8
Net income / (loss) from discontinued operations	1.5	(36.5)	(22.5)	5.7

Net income / (loss)	91.4	(29.3)	307.2	134.5

Net income attributable to:
Equity holders of parent	85.3	(32.7)	301.4	127.3
Minority interests	6.1	3.4	5.8	7.2

Net income	91.4	(29.3)	307.2	134.5

PER SHARE DATA
Earnings / (loss) per share
Basic:
Continuing operations	0.46	0.02	1.76	0.65
Discontinued operations	0.01	(0.19)	(0.12)	0.03

Net earnings	0.47	(0.17)	1.64	0.68

Diluted:
Continuing operations	0.45	0.02	1.70	0.63
Discontinued operations	0.01	(0.19)	(0.11)	0.03

Net earnings	0.46	(0.17)	1.59	0.66

Weighted average number of Common Shares And Common Share equivalents outstanding
Basic	182.8	187.9	184.1	188.4
Diluted	204.3	187.9	207.1	192.6

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	101.0	55.6	292.9	260.8
Depreciation and amortisation	30.6	24.5	110.4	86.1
Impairment	1.8	0.1	1.8	0.3

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at November 30, 2008(1) Audited	As at November 30, 2007(1) Audited
ASSETS
Non-current assets
Intangible assets	3.8	3.7
Property, plant and equipment	907.6	814.2
Interest in associates and joint ventures	140.2	106.4
Advances and receivables and other non-current assets	47.9	40.9
Deferred tax assets	39.8	59.9

Total non-current assets	1,139.3	1,025.1

Current assets
Inventories	38.5	29.2
Trade and other receivables (2)	354.5	485.1
Other accrued income, prepaid expenses and other current assets	279.3	294.7
Restricted cash balances	11.0	8.9
Assets held for sale	75.5	1.1
Cash and cash equivalents	573.0	582.7

Total current assets	1,331.8	1,401.7

Total assets	2,471.1	2,426.8

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9
Own shares	(229.4)	(111.2)
Paid in surplus	498.7	492.9
Equity reserve	110.7	110.7
Translation reserve	(70.4)	29.1
Retained earnings / (Accumulated deficit)	158.6	(88.6)
Other reserves	(70.4)	(21.9)

Equity attributable to equity holders of the parent	787.7	800.9
Minority interest	13.7	18.1

Total equity	801.4	819.0

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	409.2	386.6
Deferred tax liabilities	56.1	35.6
Retirement benefit obligation	21.2	49.6
Other non-current liabilities	69.0	35.8

Total non-current liabilities	555.5	507.6

Current liabilities
Trade and other payables	651.6	701.4
Deferred revenue	305.6	217.4
Current tax liabilities	69.1	157.3
Current portion of borrowings	10.1	3.2
Provisions and other current liabilities	77.8	20.9

Total current liabilities	1,114.2	1,100.2

Total liabilities	1,669.7	1,607.8

Total equity and liabilities	2,471.1	2,426.8

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2008.
(2)	As at November 30, 2008 a total of $nil million of claims not formally agreed with clients has been included in trade and other receivables. This compares to $2.6 million of claims included in trade and other receivables as at November 30, 2007.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS / (ACCUMULATED DEFICIT)

FOR TWELVE MONTHS ENDED NOVEMBER 30, 2008

(In $ millions)

Balance, November 30, 2007	(88.6)
Net income for twelve months ended November 30, 2008	301.4
Dividends paid	(38.3)
Loss on sale of own shares	(15.9)

Balance, November 30, 2008	158.6

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended		Twelve Months Ended
	Nov.30.08	Nov.30.07	Nov.30.08	Nov.30.07
Net Income / (loss) attributable to Equity Holders	85.3	(32.7)	301.4	127.3
(Income) / loss from discontinued operations	(1.5)	36.5	22.5	(5.7)

Net Income from continuing operations	83.8	3.8	323.9	121.6
Interest expense on Convertible	7.2	6.7	28.4	27.1

Adjusted net income from continuing operations including convertible	91.0	10.5	352.3	148.7

Weighted-average number of common shares:
Basic Number of Shares	182,809,118	187,933,395	184,142,708	188,435,592

Diluted Number of Shares	183,472,228	191,487,454	186,277,554	192,550,682
Convertible Note Dilutive effect	20,790,021	20,790,021	20,790,021	20,790,021

Total Diluted Number of Shares	204,262,249	212,277,475	207,067,575	213,340,703

BASIC
Continuing operations	$0.46	$0.02	$1.76	$0.65
Discontinued operations	$0.01	$(0.19)	$(0.12)	$0.03

Net Earnings / (loss)	$0.47	$(0.17)	$1.64	$0.68

DILUTED Excluding Convertible
Continuing operations	$0.46	$0.02	$1.74	$0.63
Discontinued operations	$0.01	$(0.19)	$(0.12)	$0.03

Net Earnings / (loss)	$0.47	$(0.17)	$1.62	$0.66

DILUTED Including Convertible
Continuing operations	$0.45	$0.05	$1.70	$0.69
Discontinued operations	$0.01	$(0.17)	$(0.11)	$0.03

Net Earnings / (loss)	$0.46	$(0.12)	$1.59	$0.72

-	For the three months ended November 30, 2008 the effect of inclusion of the Convertible is to reduce the diluted EPS from $0.47 to $0.46. This is said to be dilutive and is therefore included in the calculation.

-	For the twelve months ended November 30, 2008 the effect of inclusion of the Convertible is to reduce the diluted EPS from $1.62 to $1.59. This is said to be dilutive and is therefore included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean segment (AFMED) covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada segment (NEC) includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico segment (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America segment (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East segment (AME) includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate segment (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction ships, ROVs and other assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole Group, including design engineering, finance and legal departments.

Three months ended November 30, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	207.7	226.1	1.8	90.9	45.0	(3.6)	567.9
Net operating income	22.8	65.4	3.9	7.4	2.1	1.1	102.7
Investment income							4.3
Other gains & losses							34.9
Finance costs							(6.2)

Net income before taxation from continuing operations							135.7

Three months ended November 30, 2007 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	434.1	149.5	1.1	62.2	42.2	3.0	692.1
Net operating income/(loss)	109.1	13.4	(1.3)	2.9	(10.1)	11.4	125.4
Investment income							7.7
Other gains & losses							(6.9)
Finance costs							(16.7)

Net income before taxation from continuing operations							109.5

Twelve months ended November 30, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	1,175.9	843.1	4.4	320.1	180.8	(1.9)	2,522.4
Net operating income	183.7	192.0	10.5	22.6	14.4	37.6	460.8
Investment income							17.9
Other gains & losses							44.1
Finance costs							(30.5)

Net income before taxation from continuing operations							492.3

Twelve months ended November 30, 2007 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	1,398.4	696.6	3.2	202.0	102.4	3.7	2,406.3
Net operating income/(loss)	229.2	121.5	(5.2)	(1.3)	(28.7)	36.0	351.5
Investment income							30.8
Other gains & losses							0.6
Finance costs							(39.0)

Net income before taxation from continuing operations							343.9

1.	Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended November 30, 2008. The revenue from these clients was $269.1 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. Two clients in the twelve months period ended November 30, 2008 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $1,009.5 million and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe. In the quarter ended November 30, 2007, three clients accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $343.3 million for the quarter and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. Two clients in the twelve months period ended November 30, 2007 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $958.4 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET OPERATING INCOME FROM CONTINUING AND DISCONTINUED

OPERATIONS TO ADJUSTED EBITDA FROM CONTINUING AND DISCONTINUED OPERATIONS

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	November 30, 2008 Continuing	November 30, 2008 Discontinued	November 30, 2008 Total Operations	November 30, 2007 Continuing	November 30, 2007 Discontinued	November 30, 2007 Total Operations
Net operating income	102.7	3.5	106.2	125.4	(26.6)	98.8
Depreciation and amortisation	30.6	2.0	32.6	24.5	2.0	26.5
Impairments	1.8	(13.3)	(11.5)	0.1	—	0.1

Adjusted EBITDA	135.1	(7.8)	127.3	150.0	(24.6)	125.4

Revenue	567.9	104.7	672.6	692.1	62.2	754.3

Adjusted EBITDA %	23.8%	(7.4)%	18.9%	21.7%	(39.5)%	16.6%

	Twelve Months Ended			Twelve Months Ended
	November 30, 2008 Continuing	November 30, 2008 Discontinued	November 30, 2008 Total Operations	November 30, 2007 Continuing	November 30, 2007 Discontinued	November 30, 2007 Total Operations
Net operating income	460.8	(22.5)	438.3	351.5	1.3	352.8
Depreciation and amortisation	110.4	8.0	118.4	86.1	7.8	93.9
Impairments	1.8	(13.3)	(11.5)	0.3	—	0.3

Adjusted EBITDA	573.0	(27.8)	545.2	437.9	9.1	447.0

Revenue	2,522.4	281.8	2,804.2	2,406.3	274.0	2,680.3

Adjusted EBITDA %	22.7%	(9.9)%	19.4%	18.2%	3.3%	16.7%

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME FROM CONTINUING AND DISCONTINUED OPERATIONS

TO ADJUSTED EBITDA FROM CONTINUING AND DISCONTINUED OPERATIONS

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	November 30, 2008 Continuing	November 30, 2008 Discontinued	November 30, 2008 Total Operations	November 30, 2007 Continuing	November 30, 2007 Discontinued	November 30, 2007 Total Operations
Net income	89.9	1.5	91.4	7.2	(36.5)	(29.3)

Depreciation and amortisation	30.6	2.0	32.6	24.5	2.0	26.5
Impairments	1.8	(13.3)	(11.5)	0.1	—	0.1
Investment income	(4.3)	—	(4.3)	(7.7)	—	(7.7)
Other gains and losses	(34.9)	1.7	(33.2)	6.9	(1.1)	5.8
Finance costs	6.2	1.0	7.2	16.7	—	16.7
Taxation	45.8	(0.7)	45.1	102.3	11.0	113.3

Adjusted EBITDA	135.1	(7.8)	127.3	150.0	(24.6)	125.4

Revenue	567.9	104.7	672.6	692.1	62.2	754.3

Adjusted EBITDA %	23.8%	(7.4)%	18.9%	21.7%	(39.5)%	16.6%

	Twelve Months Ended			Twelve Months Ended
	November 30, 2008 Continuing	November 30, 2008 Discontinued	November 30, 2008 Total Operations	November 30, 2007 Continuing	November 30, 2007 Discontinued	November 30, 2007 Total Operations
Net income	329.7	(22.5)	307.2	128.8	5.7	134.5

Depreciation and amortisation	110.4	8.0	118.4	86.1	7.8	93.9
Impairments	1.8	(13.3)	(11.5)	0.3	—	0.3
Investment income	(17.9)	—	(17.9)	(30.8)	—	(30.8)
Other gains and losses	(44.1)	1.1	(43.0)	(0.6)	(1.5)	(2.1)
Finance costs	30.5	1.0	31.5	39.0	—	39.0
Taxation	162.6	(2.1)	160.5	215.1	(2.9)	212.2

Adjusted EBITDA	573.0	(27.8)	545.2	437.9	9.1	447.0

Revenue	2,522.4	281.8	2,804.2	2,406.3	274.0	2,680.3

Adjusted EBITDA %	22.7%	(9.9)%	19.4%	18.2%	3.3%	16.7%

- End -